UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2002

Marlene Alva
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Murphy Oil Corporation
Incoming letter dated December 21, 2001

Dear Ms. Alva:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Murphy Oil by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Kathy Krieger
Associate General Counsel
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4467

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 21, 2001

Re: **Shareholder Proposal Submitted by AFL-CIO Reserve Fund**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

This letter is submitted on behalf of Murphy Oil Corporation ("Murphy") which has received a shareholder proposal (the "Proposal") from the AFL-CIO Reserve Fund, the beneficial owner of 100 shares of Murphy's common stock (the "Proponent"). The Proposal urges Murphy's Board of Directors (the "Board") to adopt a policy that all members of the executive compensation and nominating committee (the "Committee") shall be independent.

By copy of this letter, Murphy notifies the Proponent of its intention to exclude the Proposal and its supporting statement (the "Supporting Statement") from Murphy's proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter is submitted to the Division of Corporation Finance (the "Division") on behalf of Murphy in accordance with Rule 14a-8(j) and constitutes Murphy's statement of the reasons it deems the exclusion to be proper. Murphy has advised us as to the factual matters set forth below. Pursuant to clause 2 of Rule 14a-8(j), enclosed are six copies of this letter, the Proposal and the Supporting Statement. We also enclose six copies of the correspondence between Murphy and the Proponent regarding the Proponent's eligibility to submit the Proposal, the article by Anil Shivdasani and David Yermack referred to in paragraph two of the Supporting Statement and the Council of Institutional Investors' 'Corporate Governance Policies' referred to below.

The date currently scheduled for Murphy's annual meeting is May 8, 2002. Murphy plans to mail its 2001 proxy materials to its shareholders on or before March 26, 2002.

The Proposal

The Proposal reads:

" RESOLVED that the shareholders of Murphy Oil Corporation ("Murphy") urge the Board of Directors (the "Board") to adopt a policy that all members of the executive compensation and nominating committee (the "Committee") shall be independent; provided, however, that in the event that the Board does not contain a number of independent directors equal to the number of directors required to constitute the Committee, compliance with this proposal is excused.

An "independent" director is one who is not, and has not been in the last five years

- employed by Murphy in an executive capacity
- an employee or owner of a Murphy paid advisor or consultant
- employed by a significant Murphy customer or supplier
- party to a personal services contract with Murphy or any executive officer of Murphy
- an employee, director or officer of a nonprofit organization to which Murphy has contributed the larger of $100,000 or 1% of total annual contributions, or a direct beneficiary of any donations to such organization
- a relative of a Murphy executive, or
- part of an interlocking directorate in which Murphy's executive officer serves on the board of another company that employs the Murphy director.

For purposes of this definition, "Murphy" includes any affiliate of Murphy."

Grounds for Exclusion

Murphy believes that it may exclude the Proposal from the 2002 Proxy Materials under Rule 14a-8(i) for each of the following, separately sufficient, reasons: pursuant to (i)(6) because the Proposal is beyond Murphy's power to implement; pursuant to (i)(3) because the Proposal is vague, rendering it misleading; pursuant to (i)(3) because the Supporting Statement is false and misleading; and pursuant to (i)(7) because the Proposal deals with a matter relating to Murphy's ordinary business operations.

1. *The Proposal may be excluded under Rule 14a-8(i)(6) as Murphy would lack the power or authority to implement the Proposal.*

Rule 14a-8(i)(6) permits the exclusion of a proposal where a company lacks the power or authority to implement it. Murphy lacks the power or authority to implement the Proposal as the Board cannot guarantee the election of independent directors.

The Proposal contemplates that the Board "adopt a policy that all members of the executive compensation and nominating committee ... shall be independent". In order to implement the Proposal, the Board would have to require the election of a sufficient number of directors that satisfies the definition of independence contained in the Proposal.

Murphy is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Under section 141 of the DGCL and Murphy's Certificate of Incorporation and Bylaws, the Board may delegate its power and authority with regard to certain aspects of the management of the business and affairs of the company to committees comprised of two or more directors of Murphy. Members of such committees must therefore be members of the Board.

By virtue of section 211 of the DGCL, the election of members of a board of directors is a matter within the exclusive competence of the shareholders. Therefore, it is not within the power of a Delaware corporation or its board to ensure the election of certain individuals, or individuals who meet certain criteria, as directors. Thus, as neither Murphy nor the Board can require or ensure the election of directors who meet certain criteria, it is not within the power or authority of Murphy or the Board to implement a policy that members of the Committee shall meet certain criteria.

The Staff has consistently taken the view that proposals such as that under discussion may be excluded as being beyond the power of a company to implement.

For example, in 2001 alone the Staff has concurred in the view that similar proposals in Bank of America (February 20, 2001), requesting "that the Company's Board ... take the necessary steps to ensure that the Board Audit Committee is composed entirely 'independent directors'", and in Marriott International (March 9, 2001), requesting, *inter alia*, "that the Company's Board ... take the necessary steps to ensure that the Board's Compensation Policy Committee is composed entirely of 'independent' directors", were beyond the power of the respective boards of directors to implement.

The Proposal is substantially identical to those considered by the Staff in Bank of America and Marriott International. All three envisage a board taking action to ensure the election of directors meeting certain criteria. As in Bank of America and Marriott International, the Proposal, it is submitted, is also beyond the power or authority of a board of directors to implement.

A similar approach by the Staff to such proposals is also evident in a long line of decisions: Mattel, Inc (March 21, 2001); PG&E Corporation (January 22, 2001); The Boeing Company (February 22, 1999); Ameritech Corp (December 29, 1994); U.S. West, Inc (December 22, 1993); and American Telephone & Telegraph Co. (December 13, 1985).

We are aware of the Staff's position in General Motors Corp (March 22, 2001) where it refused to concur in the company's view that a proposal requesting "a bylaw requiring a transition to independent directors for each key board committee seat as opens [sic] occur" may be excluded under Rule 14a-8(i)(6). However, we submit that the proposal in General Motors is quite different from the aforementioned proposals in Bank of America and Marriott International, as well as from the Proposal under consideration here.

It appears that the Staff, in reaching its conclusion in General Motors, placed emphasis on the word *transition* (see Division of Corporation Finance: Staff Legal Bulletin No.14, Part B.6). The Proposal, however, does not seek a "bylaw requiring a transition to independent directors" for the Committee. Rather, it urges the Board to adopt a policy which, as it is not qualified by any condition as to timing, would have immediate effect. However, even if the Proposal urged a policy requiring a *transition* to independent directors, it is submitted that such a proposal would continue to be beyond the power or authority of the Board and Murphy, as neither can ensure the election of directors who meet certain criteria.

We note also the proviso in the Proposal that "in the event that the Board does not contain a number of independent directors equal to the number of directors required to constitute the Committee, compliance with this Proposal is excused." It is submitted, however, that such a proviso cannot remedy the primary defect that is the lack of power or authority preventing Murphy from implementing the Proposal. Neither Murphy nor its directors can ensure the election of directors meeting certain criteria; thus, neither Murphy nor its directors can adopt a policy that directors who are members of the Committee shall be independent. As Murphy lacks the power to carry out the Proposal's primary directive, the proviso is irrelevant.

2. *The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is false or misleading in violation of the proxy rules.*

Rule 14a-8(i)(3) permits the exclusion of proposals that are contrary to the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false or misleading statements in proxy materials. Murphy submits that the Proposal may be excluded as the Proposal is vague, rendering it misleading in violation of the proxy rules.

The Proposal's definition of an "independent director" includes, *inter alia*, "one who is not, and has not been in the last five years ... employed by a significant Murphy customer or supplier" and "one who is not, and has not been in the last five years ... a relative of a Murphy employee".

It is submitted that the words "significant" and "relative" in this context are so vague as to be misleading and thus render the definition of "independent director" indefinite and misleading. Due to the central relevance of such definition, the Proposal as a whole is therefore indefinite and misleading in violation of the proxy rules and, it is submitted, subject to exclusion from the 2002 Proxy Materials.

The Staff noted in Hershey Foods Corp (December 27, 1988) that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations...[resulting in] neither the shareholders...nor the Company...[being] able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved". A similar position was adopted in Commonwealth Energy System (February 27, 1989) where the Staff permitted exclusion of a proposal that, *inter alia,* called on the company to permit stockholders who held "sufficient" stock to nominate trustees.

Further, in *Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961)* the court approved of the Staff's view that a proposal may be excluded where "it appears ... that the proposal ... is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail".

As with the standards in Hershey and Commonwealth Energy, both the standard of "significant" and the concept of "relative" in the Proposal are subject to differing interpretations. Thus, although the Proposal urges the board to adopt a policy that all directors who serve on the Committee shall be independent, the definition of independent is vague, open to differing interpretations and potentially misleading. This results in the Proposal being so vague and indefinite that Murphy's shareholders cannot be certain what the Proposal would entail or whom it would affect. As such, it is submitted that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

3. *The Proposal may be excluded under Rule 14a-8(i)(3) because the Supporting Statement for the Proposal is false or misleading in violation of the proxy rules.*

Rule 14a-8(i)(3) allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials. Murphy submits that the Proposal should be excluded as the Supporting Statement contains the following false and misleading statements in violation of the proxy rules:

(a) The Supporting Statement, in paragraph two, cites a study by Anil Shivdasani and David Yermack in support of the proposition that "an independent nominating committee can help ensure that independent directors are nominated". However, a careful reading of the article cited will yield that the study supports only the much narrower proposition that the absence of the CEO from such committees helps ensure that independent directors are nominated. Indeed, this is evident, arguably, from the title to the article cited, *viz* "CEO Involvement in the Selection of New Board Members: An Empirical Analysis". In fact, Murphy's CEO does not sit on the nominating committee, so that reference to the study is particularly inappropriate.

(b) The definition of "independence" in the Proposal is said in the Supporting Statement to be that of The Council of Institutional Investors (the "CII"). However, the fifth 'bullet point' in the definition does not accord with that found in the CII's 'Explanatory Notes to Core Policies - Independent Director Definition'. The Proposal reads "the larger of $100,000 or 1% of total annual contributions" whereas the CII version reads "more than $100,000 or one percent of total annual donations received (*whichever is less*)". (emphasis added)

Thus, as the research cited does not support the proposition made regarding independent nominating committees, as claimed, and as the Proposal's definition of "independent" does not accord with that of the CII, as claimed, the Supporting Statement may be said to contain false and misleading statements in violation of the proxy rules. It is therefore submitted that the Proposal should be excluded under Rule 14a-8(i)(3).

In the event that the Staff does not concur that such false and misleading statements are sufficient to exclude the Proposal, it is submitted that such statements should be individually revised or excluded before they may be included in the 2002 Proxy Materials.

4. *The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Murphy's ordinary business operations.*

Rule 14a-8(i)(7) permits the exclusion of a proposal if it deals with a matter relating to a company's ordinary business operations. Murphy submits that the Proposal should be excluded because the definition of "independent director" (see fifth 'bullet point' of definition) both impinges upon Murphy's ability to make contributions to charitable or non-profit organizations and, due to the 'intricate detail' in such definition, 'micro manages' Murphy's business functions, thereby dealing with matters relating to Murphy's ordinary business operations.

First, the Proposal's definition of "independent director" would prevent Murphy from making contributions to those non-profit organizations of which a member of the Committee was or had been during the previous five years an employee, director or officer. The result would be to restrict Murphy's choice in its making of charitable contributions – a matter of ordinary business operations.

The Staff has previously recognized that the selection of charitable or non-profit organizations to which a company will contribute is an activity conducted in the ordinary course of business. In Pacific Gas and Electric Company (January 22, 1997), the Staff concurred in the exclusion of a proposal that was related to the company's contributions to non-profit organizations. The Staff noted that there appeared to be some basis for the view that the proposal related "to the conduct of ordinary business and therefore may be excludable ... (*i.e.*, contributions to specific types of organizations)". Similar reasoning is to be found in Minnesota Mining and Manufacturing Company (January 3, 1996) and Wells Fargo & Company (January 16, 1993).

The Staff has also recognized previously that proposals that address a list of activities are subject to exclusion despite the fact that only one of those activities deals with a company's ordinary business operations: Chrysler Corporation (March 18, 1998). Further, the Staff has taken the position of not permitting revisions to a proposal under the ordinary business operations exception, Z-Seven Fund, Inc (November 3, 1999); Chrysler Corporation (March 18, 1998).

It is therefore submitted that the Proposal may be excluded in its entirety under Rule 14a-8(i)(7) as certain matters contained in it deal with Murphy's ordinary business operations.

Second, the Proposal's definition of "independence" is an attempt to 'micro-manage' matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, *i.e.* matters relating to Murphy's ordinary business operations.

A proposal might be seen as an attempt by shareholders to 'micro manage' a company when the proposal involves 'intricate detail', or seeks to impose specific time-frames or methods for implementing complex policies: Exchange Act Release No 40,018 (May 21, 1998). The seven-part definition of "independent director" contained in the Proposal is, we believe, an attempt to 'micro manage' the company through 'intricate detail'.

Although the general issue of having independent directors is an aspect of corporate governance policy, Murphy believes that the determination of what constitutes an appropriate standard of independence in any given circumstance is a matter that involves many complex considerations that the Board is in a more appropriate position to evaluate than the shareholders as a group.

In addition, because the Board cannot ensure or require that directors meeting specified criteria are elected, the Board has to carefully evaluate which standards it desires, and is able, to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; rather, it requires careful board evaluation and assessment to ensure that the Board can function on a day-to-day basis and satisfy regulatory objectives.

One example of such evaluation and assessment by a board is found in the New York Stock Exchange audit committee independence standards.[1] Under these standards, there is no 'bright line' definition of independence with respect to business relationships between companies and directors. Rather, the board is tasked with determining in its business judgment whether a particular business relationship interferes with a director's exercise of independent judgment.

[1]See Rule 303.01(B)(3)(b) of the NYSE Listed Company Manual.

We believe that the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue of the extent to which a board (or certain committees of a board) should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function.

Thus, although part of the Proposal may address a policy matter that is outside the scope of ordinary business, it is submitted that the Proposal is subject to exclusion under Rule 14a-8(i)(7) because the definition of "independent" contained in the Proposal raises ordinary business matters. A similar approach was taken by the Staff in Z-Seven Fund, Inc., (November 3, 1999) where it concurred in the exclusion of the entire proposal when part of the proposal (the adoption and implementation of a special committee report) appeared to address matters outside the scope of ordinary business, yet another part (details of implementing the report) addressed matters that affected day-to-day operations.

Conclusion

Based on the foregoing, Murphy believes that it is entitled to exclude the Proposal from the 2002 Proxy Materials (1) under Rule 14a-8(i)(6) because it is beyond the company's power to implement; (2) under Rule 14a-8(i)(3) because it is vague, rendering it misleading in violation of the proxy rules; (3) under Rule 14a-8(i)(3) because the Supporting Statement is false and misleading in violation of the proxy rules; and (4) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Murphy's ordinary business operations.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4467. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to the courier.

Thank you for your consideration of these matters.

Very truly yours,

Marlene Alva/SF

Marlene Alva

Enclosures

facsimile transmittal

Date:	November 26, 2001
To:	Walter K. Compton
Fax:	(870) 864-6489
From:	Richard Trumka
Pages:	3 (including cover sheet)

Comments:

From the desk of:

Toby Sheppard Bloch
AFL-CIO Office of Investment
815 16th Street N.W.
Washington, DC 20006
Phone: (202) 637-5379
Fax: (202) 508-6992
tsheppar@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 20, 2001

By Facsimile and Overnight

Murphy Oil Corporation
200 Peach Street
El Dorado, AR 71731
Attention: Corporate Secretary

Dear Sir or Madam,

On behalf of the the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of Murphy Oil Corporation (the "Company") and Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, the Fund intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 100 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Toby Sheppard Bloch at 202-637-5379.

Sincerely,

Richard Trumka
Secretary-Treasurer

RESOLVED that the shareholders of Murphy Oil Corporation ("Murphy") urge the Board of Directors (the "Board") to adopt a policy that all members of the executive compensation and nominating committee (the "Committee") shall be independent; provided, however, that in the event that the Board does not contain a number of independent directors equal to the number of directors required to constitute the Committee, compliance with this proposal is excused.

An "independent" director is one who is not, and has not been in the last five years

- employed by Murphy in an executive capacity
- an employee or owner of a Murphy paid advisor or consultant
- employed by a significant Murphy customer or supplier
- party to a personal services contract with Murphy or any executive officer of Murphy
- an employee, director or officer of a nonprofit organization to which Murphy has contributed the larger of $100,000 or 1% of total annual contributions, or a direct beneficiary of any donations to such organization
- a relative of a Murphy executive, or
- part of an interlocking directorate in which Murphy's executive officer serves on the board of another company that employs the Murphy director.

For purposes of this definition, "Murphy" includes any affiliate of Murphy.

SUPPORTING STATEMENT

Of Murphy's 11 directors, only 5 are independent under the definition set forth above. As shareholders' elected representatives, Murphy's directors are responsible for overseeing the conduct of the Murphy's business, monitoring management's performance and compensating senior executives. To carry out those functions effectively, we believe it is crucial for a majority of the Board to be independent from Murphy and its senior management. Independent directors can also bring a fresh perspective to a board's deliberations.

We believe that an independent nominating committee can help ensure that independent directors are nominated. A 1999 study offers support for that proposition. Anil Shivdansani and David Yermack found a negative correlation between CEO involvement--a CEO was deemed involved if a company had no nominating committee or if the CEO served on the nominating committee—and board independence. (Anil Shivdansani & David Yermack, "CEO Involvement in the Selection of New Board Members: An Empirical Analysis," 54 J. Fin. 1829 (1999))

Many institutional investors agree on the importance of all-independent nominating committees. The Council of Institutional Investors ("CII"), an organization of pension funds with over $1 trillion in assets, and TIAA-CREF, among others, favor nominating committees composed exclusively of independent directors.

Murphy's Committee includes three directors—Michael Murphy, William Nolan, Jr., and Caroline Theus--who are not independent under the definition set forth above. We believe that the independence definition proposed above, which was formulated by CII, identifies the kinds of relationships with a company or its senior management that may impair a director's ability to be objective. This definition will, we think, help ensure that the directors serving on the Committee most effectively represent the interests of shareholders.

We urge shareholders to vote for this proposal.

MURPHY
OIL CORPORATION

200 PEACH STREET (71730)
P.O. BOX 7000
EL DORADO, ARKANSAS 71731-7000

WALTER K. COMPTON
MANAGER, LAW DEPARTMENT
& CORPORATE SECRETARY

DIRECT DIAL (870) 864-6555
LAW DEPT. FAX (870) 864-6489

December 7, 2001

Via Fed Ex & Fax (202) 508-6992
Toby Sheppard Bloch
AFL-CIO Office of Investment
815 16th Street, N.W.
Washington, DC 20006

Toby:

Thank you for visiting with me concerning Richard Trumka's November 26, 2001 fax submitting a proposal on behalf of the AFL-CIO Reserve Fund to be presented at the 2002 annual meeting of the shareholders of Murphy Oil Corporation.

I note that the submission is based on the fund's beneficial ownership of 100 shares. As our records are based on legal ownership, I would appreciate you providing formal evidence of both the beneficial ownership and the one year holding period.

Regards,

Walter K. Compton

WKC:mn

MURPHY
OIL CORPORATION

200 PEACH STREET (71730)
P.O. BOX 7000
EL DORADO, ARKANSAS 71731-7000

WALTER K. COMPTON
MANAGER, LAW DEPARTMENT
& CORPORATE SECRETARY

DIRECT DIAL (870) 864-6558
LAW DEPT. FAX (870) 864-6489

December 7, 2001

Via Fed Ex & Fax (202) 508-6992
Toby Sheppard Bloch
AFL-CIO Office of Investment
815 16th Street, N.W.
Washington, DC 20006

Toby:

Further to my earlier fax, I have discovered that, in order to strictly comply with the rules, I am obliged to tell you that my request for evidence of ownership is made pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, and that proof of eligibility in compliance with Rule 14a-8(b)(2) must be submitted to the undersigned no later than 14 days from the date on which you receive this letter.

Regards,

Walter K. Compton

WKC:rmn

Amalgamated Bank

America's Labor Bank

December 10, 2001

Mr. Walter K. Compton
Manager, Law Department
Murphy Oil Corporation
200 Peach Street (71730)
P.O. Box 7000
El Dorado, AR 71731-7000

Re: **Murphy Oil Corporation – AFL CIO Reserve Fund**

Dear Mr. Compton:

This letter confirms the fact that the AFL CIO Reserve Fund held a position of at least 100 shares of Murphy Oil Corporation common stock for the period 12/3/99 through the present date.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at (212) 620-8818.

Sincerely,

Leonard Colasuonno
Vice President

THE JOURNAL OF FINANCE • VOL. LIV, NO. 5 • OCTOBER 1999

CEO Involvement in the Selection of New Board Members: An Empirical Analysis

ANIL SHIVDASANI and DAVID YERMACK*

ABSTRACT

We study whether CEO involvement in the selection of new directors influences the nature of appointments to the board. When the CEO serves on the nominating committee or no nominating committee exists, firms appoint fewer independent outside directors and more gray outsiders with conflicts of interest. Stock price reactions to independent director appointments are significantly lower when the CEO is involved in director selection. Our evidence may illuminate a mechanism used by CEOs to reduce pressure from active monitoring, and we find a recent trend of companies removing CEOs from involvement in director selection.

A BOARD OF DIRECTORS SERVES AS THE PIVOTAL mechanism for monitoring the managers of a public corporation. Directors are voted into office by stockholders and have a fiduciary responsibility to protect stockholders' interests. Along with their legal duties of reviewing the corporation's major plans and actions, directors are charged with selecting, compensating, evaluating, and, when appropriate, dismissing top managers.

A long-standing criticism of this process is that, in practice, directors are not selected by stockholders but rather by the very managers they are supposed to oversee. Mace (1971) discusses anecdotal evidence of CEOs exercising authority in selecting candidates for the board, in effect hand-picking nominees. Similarly, Lorsch and MacIver (1989) report survey evidence indicating that CEOs wield major influence in selecting new board members. Tejada (1997) presents a recent news account of an outside director of a prominent company being denied nomination for reelection after criticizing management. Such allegations have led to proposals that boards choose directors through nominating committees composed only of independent members of the board (see, e.g., The Working Group on Corporate Governance (1991)).

* Shivdasani is at the Kenan-Flagler Business School, University of North Carolina, Chapel Hill, and Yermack is at the Stern School of Business, New York University. We appreciate helpful comments from David Denis, Scott Harrington, Greg Niehaus, Tod Perry, Henri Servaes, Clifford Smith, René Stulz, Sunil Wahal, Marc Zenner, an anonymous referee, and seminar participants at the University of North Carolina, the University of South Carolina, the University of Oregon, Virginia Polytechnic Institute, and the American Finance Association annual meeting, 1999. We thank Urs Peyer for capable research assistance. An earlier version of this paper was titled "The Hand-Picked Board."

Despite such views, prior research has not developed systematic evidence on the extent to which CEOs are directly involved in selecting new directors and whether such involvement affects the nature of directors elected to the board. In this paper, we provide evidence on whether CEOs exert influence on the selection of new directors and we test the hypothesis that when CEOs are involved in this process, directors predisposed to monitor the CEO are less likely to be appointed. We use a simple procedure to indicate CEO involvement in selecting new directors, defining a CEO as "involved" (i) if the board has a separate nominating committee and the CEO serves as a member or (ii) if such a committee does not exist and directors are selected by the entire board including the CEO.

We examine the likelihood that appointees are independent outsiders, "gray" outsiders who have conflicts of interest, or corporate insiders. Based on results from numerous recent studies, we expect independent outside directors to be most predisposed to monitoring the CEO. Consistent with the hypothesis that nominees less likely to monitor are chosen when CEOs are involved in the selection, we find that when the CEO is involved, firms appoint fewer independent outside directors and more gray outsiders.

We study investor reactions to announcements of director appointments. We find that the market reaction to independent director appointments is significantly negative when the CEO is involved in director selection, and we find weak evidence of a positive reaction when CEOs are not involved. Cumulative abnormal stock returns for independent director appointments are significantly lower when the CEO is involved in director selection. These patterns persist when we examine abnormal returns in a two-stage framework that accounts for the prior anticipation of such appointments.

Our research extends a growing empirical literature examining patterns of director appointments. Hermalin and Weisbach (1988) study companies' decisions to appoint inside and outside directors and find that inside appointments occur with greater frequency when CEOs approach expected retirement age and that outside appointments are more likely following poor firm performance. Gilson (1990) finds more appointments of bankers and major outside stockholders when firms experience financial distress. Similarly, Kaplan and Minton (1994) study Japanese companies and find a greater intensity of outside appointments when those firms perform poorly. Rosenstein and Wyatt (1990) find that stockholder reactions to announcements of independent director appointments are significantly positive. These studies provide some evidence of the factors that influence appointments of independent directors, but the role of the CEO in this process remains unexplored.

In addition to this empirical research, Hermalin and Weisbach (1998) present a model of the balance of power between the CEO and other directors. They model the control of the firm as a bargaining game in which the CEO negotiates with the board over the board's degree of independence, among other variables. The authors argue that such a framework can help explain certain observed regularities about the composition and monitoring capabilities of many boards. Our paper seeks to assess empirically their underlying assumptions that CEOs seek to acquire influence over the selection of new directors, and that directors chosen under these conditions contribute to deterioration in the board's monitoring of the CEO. Our results are consistent with such a characterization of how board composition is determined.

Finally, we examine whether CEO involvement in the director selection process is a persistent phenomenon over our sample period. We document an overall trend away from CEO involvement in director selection in recent years.

The paper proceeds as follows. Section I describes our sample selection and variable definitions. Section II analyses patterns of director appointments, and Section III studies market reactions to appointments. Section IV describes other attributes of independent director appointees. Section V discusses recent patterns in changes in CEO involvement status. Section VI concludes.

I. Data Description and Sample Selection

We study director appointments during the three-year 1994 to 1996 period by companies in the 1995 *Fortune 500*. We exclude private firms as well as financial and utility companies because firms in these industries typically have very large boards that tend to be drawn from specific constituencies, especially major customers and local business leaders.[1] We track appointments over three years because many companies have classified boards on which directors serve staggered three-year terms, and we want to ensure that during our sample period every board member's candidacy is reviewed at least once. We read proxy statements filed by each firm in 1994, 1995, and 1996 in order to identify director appointments, a process that yields a sample of 1,012 first-time appointments or nominations at 341 companies during 1,015 company-years (a few firms contribute fewer than three years of data due to acquisitions in 1996 or initial public offerings in 1994).

For each appointment, we classify the new director into one of the three categories widely used in prior studies of boards. Inside directors (246 appointments, or 24 percent of our sample) are current employees of the firm. Outside directors fall into two categories. Gray outsiders (107 appointments, 11 percent) include retired employees, relatives of the CEO, and persons with disclosed conflicts of interest such as outside business dealings with the company or interlocking director relationships with the CEO. Independent outsiders (659 appointments, 65 percent) include all other nonemployee director appointees. We gather data about each new director's age, occupation, other directorships, stock ownership, any family relationships or interlocked directorships with the CEO, and whether the appointment represents a board expansion or the replacement of an inside, gray, or independent retiring director. When two or more replacement appointments occur in a

[1] We drop one other firm (Nordstrom) because of a unique governance structure that includes four co-CEOs, none of whom is a member of the board.

Table I
Characteristics of Board Appointees

Characteristics of directors appointed to the boards of *Fortune 500* firms. The sample, which excludes private, utility, and financial companies, consists of 341 firms during the three-year 1994–1996 period. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Data on director characteristics are obtained from proxy statements.

	Inside Appointments	Gray Outside Appointments	Independent Outside Appointments
Number of appointments	246	107	659
Median age of appointees	52	54	55
Median equity ownership of appointees (percentage of shares outstanding)	0.07	0.001	0.0004
Median number of additional outside directorships held by appointees	0	2	2
Fraction of appointees that share an outside directorship with the CEO	0	0.243	—
Fraction of appointees on whose board the CEO is an outside director	—	0.131	—
Fraction of appointees with business ties to the firm	—	0.692	—
Fraction of appointees that represent an expansion of the board	0.406	0.336	0.327
Fraction of appointees that replace an inside director	0.374	0.075	0.105
Fraction of appointees that replace a gray outside director	0.073	0.290	0.062
Fraction of appointees that replace an independent outside director	0.146	0.299	0.507

single year, we assume that each new director takes the seat of the exiting director who has the same or, alternatively, the most similar classification in the inside/gray/outside taxonomy.

Table I presents summary statistics about our sample of appointees. The typical new outside director of a *Fortune 500* firm is in his or her mid-50s, owns little stock, and already sits on two other public company boards. New inside directors are slightly younger and own more stock but do not ordinarily have other board seats. Of all new appointments, 30 to 40 percent represent board expansions, and in cases that are not expansions, appointees are likely to replace exiting directors of the same class. Of the 107 gray outside appointees in our sample, 69 percent have disclosed business dealings with the firm either personally or through their principal employers, 13 percent have direct interlocking relationships with the CEO (i.e., service on each other's boards), and 24 percent have interlocking relationships on the board of a third company. (Note that some appointees qualify for gray status according to more than one criterion.)

We merge our data for director appointments with a range of control variables gathered from proxy statements and Standard and Poor's COMPUSTAT. Certain variables describing the board of directors, including board size, the fraction of outside directors, board stock ownership, the fraction of outside directors appointed during the tenure of the current CEO, and the number of directorships held by all outside directors, are cumulated from director-by-director data transcribed from proxy statements. Because of the effort required to compile this information for approximately 4,000 individual directors, we collect these variables for each company in 1994 and repeat the variable values for appointments in 1995 and 1996. Variables relating directly to each company's CEO, including whether the CEO also serves as chairman of the board, the presence of a nominating committee, the CEO's membership on the nominating committee, the CEO's tenure in office, and the CEO's stock ownership, are gathered every year.

Table II presents mean and median values for important characteristics of our companies, their boards, and their CEOs. The typical board has approximately 11 directors, 46 percent of whom are independent outsiders and an additional 26 percent of whom belong to the gray outsider category. Several potential explanations exist for why the percentage of independent directors in the appointments sample is higher than the cross-sectional percentage of independent directors in our companies as of 1994. The difference could reflect more frequent turnover among independent directors or a recent tendency of boards to appoint more independent and fewer gray directors than in the past. Alternatively, some independent outside directors may acquire conflicts of interest over time and move to gray status.

Among both groups of outside directors, stock ownership is quite small, and slightly less than half of all outside directors joined their boards during the tenure of the current CEO. More than three-fourths of the boards have nominating committees or similar groups charged with the selection of new directors. When a nominating committee exists, it includes the CEO about one-third of the time. Among other variables that might indicate strong CEO influence in corporate governance, Table II shows that CEOs own a mean of 2.7 percent of their firms' stock, though the median is much smaller, at 0.4 percent. In a large majority of firms, representing 84 percent of the sample, the CEO also serves as chairman of the board. Of the CEOs in our *Fortune 500* sample, 18 percent either founded the company or belong to the founding family. The table further shows that CEOs have an average tenure of more than eight years. We define an indicator variable for independent boards and set it equal to one if independent outside directors comprise the majority of the board. Table II shows that 40 percent of our sample firms have independent boards according to this definition.

To identify whether the CEO has influence in the selection of new directors, we create an indicator variable labeled "CEO involvement." CEO involvement equals one in two situations: (i) if the board has a nominating committee and the committee includes the CEO, which occurs for 25 percent of our companies, or (ii) if the board does not have a nominating committee

Table II

Summary Statistics for Firm Characteristics and Board Composition

The sample consists of 341 publicly traded *Fortune 500* firms, excluding those in the financial and utility industries, as of 1994. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Boards are classified as independent if independent directors constitute a majority on the board. Data on ownership structure and board composition are obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code.

Variable	Mean	Median	Standard Deviation
Total assets ($ million)	8,884.43	3,599.60	20,223.39
Sales ($ million)	8,830.57	4,332.35	13,959.85
EBIT/total assets	0.170	0.156	0.123
CEO tenure (years)	8.22	6.00	8.12
CEO ownership (percentage of shares outstanding)	2.70	0.40	7.57
Firms with non-CEO chairman of the board	0.164	—	—
CEOs who belong to firm's founding family	0.184	—	—
Outside directors appointed during current CEO's tenure	0.472	0.429	0.337
Boards of directors that have a nominating committee	0.775	—	—
Nominating committees with CEO as member	0.325	—	—
Board size	11.43	11.00	3.03
Firms with an independent board	0.40	—	—
Fraction of the board that are gray outside directors	0.258	0.250	0.158
Fraction of the board that are independent outside directors	0.456	0.462	0.190
Ownership by gray outside directors (percentage of shares)	1.03	0.01	7.12
Ownership by independent outside directors (percentage of shares)	0.01	0.0003	3.98
Boards with a 5 percent blockholder who is an independent outside director	0.047	—	—
Additional directorships held by gray outside directors	2.14	2.00	1.829
Additional directorships held by independent outside directors	1.81	1.75	1.06

(22 percent of our firms), in which case the entire board including the CEO nominates new directors. Thus, we consider the CEO to be uninvolved if the board has a nominating committee that excludes the CEO, which is the case for 53 percent of the companies in our sample.

We suspect our variable indicating CEO involvement in director selection is underinclusive, because many board nominating committees may solicit advice from or simply ratify choices suggested by a CEO who is not a committee member. Along these lines, the General Motors Board Guidelines on Significant Corporate Governance Issues (1994), widely praised by shareholder activists, recommends that new directors be chosen by a committee of outside directors but "with the direct input from . . . the chief executive officer." If the CEO involvement variable is a conservative measure of the CEO's role, our analysis may understate the influence of CEOs on the characteristics of new board members.

Table III presents a correlation matrix showing how CEO involvement is related to other important characteristics of the CEO, the board, and the company. The table highlights the importance of controlling for other variables when analyzing the association between CEO involvement and characteristics of new directors. A CEO is more likely to be involved in director appointments if he has several common indicators of power, including long tenure in office, high stock ownership, or membership in the company's founding family, though this pattern fails to hold for the variable indicating the presence of a non-CEO chairman of the board. Small boards, boards without a majority of independent outside directors, and boards where no independent director is a major stockholder also have greater CEO involvement in director selection. When company size is large, the CEO is also less likely to be involved in nominating directors.

II. Board Composition and Director Status

We investigate whether CEO involvement affects the likelihood that new directors have independent outsider status. Numerous recent studies suggest that boards composed of a large fraction of independent outsiders monitor managers more effectively. Weisbach (1988) shows outside-dominated boards are more likely to remove poorly performing CEOs; Byrd and Hickman (1992) find higher bidder returns from tender offers when the board has a majority of independent directors; Brickley, Coles, and Terry (1994) find more favorable announcement returns to poison pill adoptions; and Cotter, Shivdasani, and Zenner (1997) find that acquisition targets realize larger shareholder returns when they have independent boards. Although evidence of the effect of independent directors on firm performance has been harder to detect (see, e.g., Hermalin and Weisbach (1991), and Bhagat and Black (1996)), Brickley and James (1987) in a study of banking firms and Mayers, Shivdasani, and Smith (1997) in a study of insurance firms document managerial perquisite consumption to be inversely related to the fraction of outside directors on the board.

We consider directors to be independent if they are neither insiders (corporate officers) nor gray outsiders (those who are retired insiders, relatives of the CEO, interlocked with the CEO on another board, or have other disclosed conflicts of interest). We study both the cross-sectional association between CEO

Table III
Correlation Matrix for Financial and Corporate Governance Variables

The sample consists of 341 publicly traded *Fortune 500* firms, excluding those in the financial and utility industries, as of 1994. The CEO involvement variable equals one if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Boards are classified as independent if independent directors constitute a majority of the board. Data on ownership structure and board composition are obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code.

	Firm Size	ROA	CEO Tenure	CEO in Founding Family	Equity Ownership of CEO	Non-CEO Chairman of Board	Independent Board	Independent 5 percent Stockholder–Director	Board Size
CEO involved in director appointments (indicator variable)	−0.31***	0.07	0.22***	0.29**	0.25**	−0.04	−0.27***	−0.09*	−0.20***
Firm size (log of assets)		−0.20***	−0.19***	−0.31***	−0.28***	−0.10*	0.09*	−0.04	0.45***
ROA			0.07	0.10*	0.08	0.06	0.04	0.01	0.02
CEO tenure (log of years in office)				0.48***	0.33***	−0.23***	−0.08	0.04	−0.03
CEO as member of founding family (indicator variable)					0.56***	−0.07	−0.18***	−0.07	−0.24***
Equity ownership of CEO (percentage of shares outstanding)						−0.07	−0.12**	−0.04	−0.17***
Non-CEO chairman of board (indicator variable)							0.03	−0.07	−0.08
Independent board (indicator variable)								0.08	0.08
5 percent stockholder serving as independent outside director (indicator variable)									0.04

*, **, *** indicate significance at the 10-, 5-, and 1-percent levels, respectively.

involvement and the fraction of directors in different categories, as well as the probability that a new director has independent or gray status. We expect our analysis of new appointments to have greater statistical power than the cross-sectional model because cross-sectional patterns of board composition result from the cumulation of many prior years of appointments. However, we still expect the cross-sectional model to provide insights into CEO influence, in part as a consistency check on our results for appointments, but also because data in Tables I and II raise the possibility that some directors change their status after being appointed. For example, an independent director might shift to the gray category as a result of being co-opted by a CEO who offers personal consulting fees or diverts company business to the outsider's principal employer or because an interlocking directorship emerges from the CEO joining the board of the independent director's company.

A. *Cross-Sectional Analysis of Board Composition*

Table IV presents cross-sectional ordinary least squares models of the fraction of directors who have independent and gray status, using data for 1994. As an alternative specification, we also estimate a logit model for whether the board is independent.

We control for a number of factors, including firm size (log of total assets) and the pretax return on assets over the prior year, measured as the ratio of earnings before interest and taxes over assets, minus the median for all COMPUSTAT firms in the same two-digit SIC code. We include controls for board size (in a log specification, following Yermack (1996)), the fraction of outside directors appointed during the tenure of the current CEO, an indicator variable for a non-CEO chairman of the board, and an indicator for the presence of an independent director who is also a five percent stockholder. We also control for several CEO characteristics, including the CEO's fractional equity ownership, the CEO's tenure, an indicator for whether the CEO is near expected retirement age (between 62 and 66, following Hermalin and Weisbach (1988)), and an indicator for CEOs who belong to the company's founding family.

Consistent with the hypothesis that involved CEOs select directors less likely to monitor them, the CEO involvement indicator in Table IV has a negative estimated coefficient in the regression model for the fraction of the board that is independent, a positive estimate in the model for gray directors, and a negative estimate in the logit model for the probability that the board is independent. All three estimates are statistically significant, and all have large economic significance. The fraction of independent directors is estimated to be 13 percentage points lower than the mean of 46 percent if the CEO is involved in director selection, and the fraction of gray directors on the board is estimated to be five percentage points higher than the mean of 26 percent. The probability that a board is independent, based on an evaluation of the partial derivatives of the logit likelihood function, increases from 28 percent when the CEO is involved in the nomination process to 55 percent if the CEO is not involved.

Table IV

Cross-Sectional Estimates of Board Composition

Regression estimates of the fraction of independent directors and gray directors on the board. The sample includes all *Fortune 500* firms, except for private, financial, and utility companies, during 1994. The involved CEO variable equals one if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Boards are classified as independent if independent directors constitute a majority of the board. Data on ownership structure and board composition is obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code. *p*-values appear in parentheses below each estimate.

	Dependent Variable		
Explanatory Variables	Fraction of Independent Outside Directors (OLS)	Fraction of Gray Outside Directors (OLS)	Probability that Board Is Independent (Logit)
Intercept	0.36	0.02	0.66
	(0.00)	(0.86)	(0.59)
Involved CEO	−0.13	0.05	−1.16
	(0.00)	(0.01)	(0.00)
CEO tenure (log, years in office)	−0.03	0.02	−0.14
	(0.10)	(0.38)	(0.59)
Equity ownership of CEO	−0.23	0.05	0.66
(fraction of outstanding shares)	(0.12)	(0.74)	(0.77)
Non-CEO chairman of board	−0.05	−0.03	−0.39
(indicator variable)	(0.07)	(0.25)	(0.28)
CEO as member of founding family	−0.03	−0.00	−0.99
(indicator variable)	(0.30)	(0.95)	(0.03)
CEO at retirement age (indicator variable,	−0.02	0.02	−0.47
CEO between 62 and 66)	(0.37)	(0.47)	(0.15)
5 percent blockholder who is an	0.11	−0.08	0.89
independent director (indicator variable)	(0.01)	(0.06)	(0.12)
Fraction of outside directors appointed	0.09	−0.04	0.38
during tenure of current CEO	(0.05)	(0.40)	(0.55)
Log of board size	0.10	0.07	−0.03
	(0.00)	(0.00)	(0.93)
Firm size (log of total assets)	−0.01	0.00	−0.03
	(0.59)	(0.59)	(0.79)
ROA	0.03	−0.01	1.13
	(0.67)	(0.89)	(0.21)
R^2 (pseudo R^2 for logit models)	0.23	0.04	0.09
Number of observations	336	336	336

Among the control variables included in the OLS models in Table IV, the presence on the board of an independent five percent stockholder-director appears especially important. When such a director is present, board composition seems predisposed to stronger monitoring, with a higher fraction of independent outside directors and a lower fraction of gray outsiders.

B. Analysis of Board Appointments

Having studied the association between CEO involvement in director selection and cross-sectional patterns of board composition, we next analyze how CEO involvement impacts changes in the board. We begin by simply comparing the proportions of independent, gray, and outside appointments made when the CEO is involved and is not involved. Our sample includes 434 appointments made when the CEO is involved, including 253 independent outside directors (58 percent), 60 gray outsiders (14 percent), and 121 insiders (28 percent). For boards with uninvolved CEOs, the 578 total appointments include 406 independent outsiders (70 percent), 47 gray outsiders (8 percent), and 125 insiders (22 percent). The differences in proportions are significant at the 0.1 percent, 2 percent, and 7 percent levels, respectively. This simple evidence is consistent with the idea that independent directors, who are more likely to monitor the CEO, are appointed less frequently when the CEO is involved in director selection.

Table V presents logit analyses of appointments of independent and gray directors. The first column of estimates is for a logit model with the dependent variable set equal to one if the appointee is an independent outside director. The second column contains a similar model for the probability that an appointee is a gray outsider. These two models are estimated over our entire sample of appointments. As control variables, we include an indicator variable for whether the CEO is near retirement age, an indicator for whether the board is independent, indicators for the type of director replaced (these indicators equal zero for board expansions), and controls for firm size and performance. Although not included in the reported results, our inferences are robust to inclusion of the full range of regressors from Table IV.

Consistent with the cross-sectional results, Table V indicates that CEO involvement is significantly associated with a greater incidence of gray appointments and a lower incidence of independent appointments. Confirming the evidence in Table I, the estimates also indicate that appointees are substantially more likely to replace retiring directors of the same category than directors from other categories. When the CEO is near retirement age, fewer appointees are independent or gray, reflecting the tendency documented by Hermalin and Weisbach (1988) of these firms to appoint inside directors as a prelude to CEO succession.

Conditional on the board replacing a retiring independent outside director, we study the likelihood that the new appointee is a gray outsider, a pattern that should imply deterioration in the board's monitoring capacity. A logit model of this choice appears in the third column of Table V, and the estimates exhibit a strong positive association between CEO involvement and the probability that an independent director is replaced by a gray director.

The final column of Table V presents logit estimates for whether a new director appointment shifts the composition of the board from one that is not independent to one that is. There are 58 such instances in our sample, 20 of which occur when the CEO is involved. Consistent with the previous results,

Table V

Logit Estimates of the Likelihood of Director Appointments

Logit regression estimates of the probability that a board appointee is an independent or a gray director. The sample includes all director appointments by *Fortune 500* firms, except for private, financial, and utility companies, during the 1994–1996 period. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Boards are classified as independent if independent directors constitute a majority of the board. The involved CEO variable equals one if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Data on ownership structure, board composition, and director characteristics are obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code. p-values appear in parentheses below each coefficient estimate.

Explanatory Variables	Appointee Is an Independent Outsider (entire sample)	Appointee Is a Gray Outsider (entire sample)	Independent Outsider Replaced by Gray (exiting indeps.)	Appointee Moves Board to Independent (entire sample)
Intercept	1.47	−2.98	−3.32	−0.48
	(0.01)	(0.00)	(0.04)	(0.69)
Involved CEO	−0.36	0.56	0.98	−0.48
	(0.02)	(0.01)	(0.01)	(0.10)
CEO at retirement age	−0.27	−0.16	0.24	0.24
(indicator variable,	(0.17)	(0.62)	(0.65)	(0.50)
CEO aged 62 to 66)				
Independent board	0.27	−0.17	−0.13	
(indicator variable)	(0.08)	(0.47)	(0.73)	
Inside director replaced	−0.81	−0.87		
(indicator variable)	(0.00)	(0.03)		
Gray outside director replaced	−0.68	1.50		
(indicator variable)	(0.00)	(0.00)		
Independent outside director	1.08	−0.23		
replaced (indicator variable)	(0.00)	(0.39)		
Firm size (log of total assets)	−0.11	0.07	0.05	−0.27
	(0.11)	(0.47)	(0.79)	(0.05)
ROA	0.61	0.12	1.23	1.36
	(0.40)	(0.91)	(0.49)	(0.28)
Pseudo R^2	0.11	0.08	0.04	0.02
Number of observations	992	992	399	992

our regression model indicates that boards are less likely to make a pivotal addition of this type if the CEO is involved in director selection. The estimate for CEO involvement is negative and significant at the 10 percent level in this model. Our sample also consists of 16 appointments of the opposite type, where the appointee shifts the composition of the board away from one that is independent. Of these 16 appointments, 11 occur when the CEO is involved. However, the small frequency of such observations precludes a logit estimation similar to that in Table V.

To understand the economic significance of the effect of CEO involvement, we compute estimated probabilities by evaluating partial derivatives of the logit models of Table V at the means for all variables. According to our estimates, CEO involvement lowers the probability of an independent appointment from 71 percent to 63 percent and raises the probability of a gray appointment from 7 percent to 12 percent. The likelihood that a gray outsider replaces a departing independent rises from 5 percent to 13 percent. Finally, the probability that an appointee shifts the board's composition to independent drops from seven percent to four percent when the CEO is involved. The economic magnitude of these estimates implies that the effects of CEO involvement on board composition are nontrivial.

Our analysis to this point has treated CEOs as involved in director selection both when they serve on the nominating committee and when the firm has no separate nominating committee. However, the relative degree of CEO influence may vary across these subgroups. For example, CEOs sitting on a nominating committee may find it easier to wield influence over the smaller number of individuals participating in director selection. It is equally possible, however, that the presence of a separate committee indicates boards that attach special importance to director selection, in which cases CEO influence over appointments may be lower. To evaluate these possibilities, we reestimate our results including an interaction term that takes the value one if the CEO is involved but the firm does not have a nominating committee. Coefficient estimates for this interaction term indicate that in firms with no separate committee, independent outside directors are less likely and gray directors are more likely to be appointed (both significant at the 10 percent level). However, such firms do not differ in the likelihood of gray appointees replacing independent incumbents, or the likelihood of appointments that shift the composition of the board to a majority of independent directors.

A limitation of our analysis is the implicit assumption that CEO involvement is exogenous. In practice, the CEO's power to select new directors may emerge endogenously from negotiations with other board members over the balance of power, as suggested by Hermalin and Weisbach (1998). In untabulated tests, we attempt to control for the endogeneity of CEO involvement with a two-stage model in which the indicator for CEO involvement is replaced by its predicted value. We follow the methodology of Kovenock and Phillips (1997), who estimate a similar two-stage model of plant closings that includes a first-stage logit estimation of the probability that a firm alters its capital structure.

We estimate a first-stage logit model of the likelihood of CEO involvement as a function of firm size and performance, CEO tenure, CEO stock ownership, CEO status as a chairman or firm founder, an indicator for expected retirement age, board size, and the presence of an independent five percent stockholder-director. To account for the possibility that CEOs are more likely to be involved when it is important to recruit gray or inside directors, we also include as first-stage variables the average fraction of gray and independent directors on boards of firms in each two-digit SIC code using our sample firms. Finally, we include in the first-stage logit model an indicator that equals one if the CEO had been hired from outside the firm within the prior three years. New outside CEOs may receive authority to oversee director selection as part of a mandate to "clean house" while restructuring the firm, and outside CEOs may also be more likely to recruit gray directors with whom they have had prior business relations.

Results from the first-stage model indicate that CEO involvement is negatively related to firm size and performance, and positively related to CEO tenure, CEO equity ownership, founder status, and the presence of a five percent independent director blockholder. CEOs hired from outside the firm within the prior three years are also more likely to have involvement status. Finally, CEO involvement is negatively related to the average fractions of gray and independent directors for firms in the same industry.

Replicating the analysis of appointments in the two-stage framework, we find the same sign and significance for the CEO involvement variable for the first three models reported in Table V. For the probability that a new director represents a "pivotal" appointment that moves the board to become more than 50 percent independent, however, the estimate on CEO involvement, which was previously marginally significant, loses significance. The basic finding that involved CEOs are likely to appoint fewer independent and more gray directors thus appears to hold in a framework where CEO involvement is treated as endogenous.[2]

III. Investor Reactions to Appointments

The preceding tests indicate that involved CEOs are less likely to nominate independent directors, but the tests do not tell us whether the attributes of independent nominees vary with CEO involvement. To assess differences in the quality of independent director appointees, we study investor reactions to the announcement of each appointment. We compute cumulative abnormal stock returns (CARs) over a three-day period running from the day before the announcement until the day after, using standard event-study methodology (Dodd and Warner (1983)). Market model parameters are estimated from one year of trading data preceding the event window.[3] We identify announcement events by searching the LEXIS/NEXIS data retrieval system for newspaper stories and press releases. We exclude announcements where multiple directors are appointed on the same day in order to construct mutually exclusive categories of independent, gray, and inside appointments. We also restrict the analysis to those appointments

[2] In additional tests, we also explore whether outside CEOs are more likely than other CEOs to appoint fewer independent and more gray directors to the board. Estimating the models reported with an interaction term between CEO involvement and an indicator for outside CEOs, we are unable to find such a pattern.

[3] If appointments are made following periods of poor performance, the market model parameters may be biased. We repeat our analysis by using simple net-of-market stock returns instead of market model abnormal returns and find virtually no differences.

that were not first announced in the company's proxy statement, a qualification met by about 76 percent of all appointments, in order to obtain distinct announcement dates for appointments.

A. *Univariate Analysis*

Panel A of Table VI presents mean and median CARs for the 626 announcements of director appointments for which announcement dates and usable stock market data are available. For the set of all independent outside appointments, we find that neither the mean nor median CAR is significantly different from zero. This result is similar to that in Rosenstein and Wyatt (1990) who document a small and statistically insignificant stock-price reaction for outside director appointments in large firms. Given the evidence on active monitoring by outside directors documented in prior studies, this suggests that the decision to appoint an outside director may convey adverse information that offsets the positive effects of such appointments. For example, Hermalin and Weisbach (1988) show that inside appointments tend to precede CEO retirements. The appointment of an outside director may signal a diminished likelihood that the CEO plans to retire, news that might meet with unfavorable reactions in circumstances when the CEO is entrenched or underperforming. Alternatively, since a large fraction of independent appointees in the sample replace a departing incumbent who was also independent, such appointments may not be expected to generate enhanced monitoring benefits. Accordingly, it appears important to control for the information content and the type of director replaced when studying the market reaction to director announcements.

With these caveats in mind, we compare the CARs across subsamples of CEO involvement before proceeding to a multivariate analysis. The CARs are significantly negative with magnitudes of −0.92 percent (mean) and −0.71 percent (median) for independent appointments where the CEO is involved. In contrast, there is weak evidence of a positive CAR when the CEO is uninvolved in nominations. The mean CAR is 0.34 percent and significant at the 8 percent level using a *t*-test, but this pattern fails to hold for the median. Both *t*-tests and Wilcoxon rank-sum tests indicate that the CARs are significantly lower for appointments where the CEO is involved compared to appointments without CEO involvement. One interpretation is that independent outsiders perceived to be of lower quality are chosen for board seats if the CEO is involved in their selection. Alternatively, it is possible that these appointments convey a diminished likelihood of CEO turnover, which may be more disappointing news for firms with involved CEOs.

We study CARs for appointments of gray outside directors with results reported in the center of Table VI. Overall, we find that appointments of gray directors lead to a significant negative stock price reaction. Across subsamples of CEO involvement, however, no significant difference in CARs for gray appointments exists. The negative average market reaction to gray appointees is consistent with several explanations. Such appointees could be

Table VI

Cumulative Abnormal Returns for Announcements of Director Appointments

Three-day cumulative abnormal returns (CARs) associated with announcements of appointments of directors by *Fortune 500* companies during the 1994–1996 period. Observations are excluded from the analysis if multiple appointments are announced on the same day. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. The involved CEO variable equals 1 if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Data on director characteristics and board composition are obtained from proxy statements. Two-stage CARs are computed by weighting the market model CARs by the reciprocal of $(1 - p)$, where p is the probability of director appointments of a given type, estimated as a function of CEO involvement, indicator variables for CEO retirement age, independent board, type of director replacement, firm size, and industry-adjusted return of assets (ROA). Numbers in parentheses represent p-values from two-tailed tests using a t-test for means, and a Wilcoxon signed-rank test for medians.

	Independent Appointees			Gray Appointees			Inside Appointees		
	Mean CAR	Median CAR	Number of Observations	Mean CAR	Median CAR	Number of Observations	Mean CAR	Median CAR	Number of Observations
Panel A: Market Model CARs									
All appointments	−0.0011	−0.0010	373	−0.0091	−0.0056	40	−0.0031	0.0002	82
	(0.53)	(0.30)		(0.05)	(0.06)		(0.55)	(0.53)	
Appointments where CEO is involved	−0.0092	−0.0071	133	−0.0095	0.0041	18	0.0000	0.0018	40
	(0.00)	(0.00)		(0.30)	(0.64)		(0.99)	(0.99)	
Appointments where CEO is not involved	0.0034	0.0006	240	−0.0088	−0.0092	22	−0.0060	−0.0014	42
	(0.08)	(0.32)		(0.03)	(0.05)		(0.28)	(0.34)	
t-statistic for difference in CARs	3.42			0.07			0.58		
	(0.00)			(0.95)			(0.56)		
Wilcoxon Z statistic for difference in CARs		3.12			0.86			0.45	
		(0.00)			(0.39)			(0.65)	
Panel B: Two-Stage CARs									
All appointments	0.0013	−0.0035	370	−0.0095	−0.0059	40	−0.0022	0.0000	80
	(0.88)	(0.49)		(0.08)	(0.12)		(0.84)	(0.54)	
Appointments where CEO is involved	−0.0380	−0.0186	131	−0.0103	0.0055	18	0.0005	0.0042	38
	(0.00)	(0.00)		(0.34)	(0.73)		(0.98)	(0.80)	
Appointments where CEO is not involved	0.0229	0.0028	239	−0.0089	−0.0099	22	−0.0047	−0.0034	42
	(0.05)	(0.20)		(0.05)	(0.09)		(0.56)	(0.51)	
t-statistic for difference in CARs	3.51			0.12			0.22		
	(0.00)			(0.90)			(0.83)		
Wilcoxon Z statistic for difference in CARs		3.02			0.69			0.04	
		(0.00)			(0.49)			(0.97)	

viewed as less likely monitors, could signal that the CEO is less likely to retire, or could signal adverse information about the state of the firm if gray appointments often occur around periods of financial distress (Gilson (1990)). The right columns of Table VI present results about investor reactions to inside director appointments. We find no significant reaction to these appointments for the entire sample of 82 events, nor for either of the two subsamples sorted by CEO involvement status.

A potential problem with our comparisons of CARs across subgroups defined by CEO involvement is that the CEO's role in director selection is public information. In an informationally efficient market, one would expect investors' expectations of low quality among future directors to be capitalized in stock prices once they know whether the board has a nominating committee and, if so, whether the CEO is a member. The negative CARs that we nevertheless observe when new independent directors are appointed with CEO involvement may be attributable to the resolution of uncertainty about the timing or frequency of these appointments, and the data also seem consistent with a conjecture that involved CEOs appoint even lower quality independent directors than investors anticipate. Alternatively, independent appointments by involved CEOs may represent a larger surprise to the market, given its advance knowledge that such directors are less likely to be appointed when the CEO is involved.

In an attempt to evaluate the importance of prior anticipation across the two subsamples, we conduct a two-stage CAR analysis similar to that in Kang and Shivdasani (1996).[4] In the first stage, we estimate the likelihood of an independent, gray, or inside director appointment for each firm-year in the sample. These probabilities are estimated using the first two models in Table V and an equivalent model for inside appointments. We use the forecast probabilities of appointments from this procedure to adjust the market model CARs by a factor of $1/(1 - p)$, where p is the estimated probability of each type of appointment. Each adjusted CAR therefore represents an estimate of what the stock price reaction to the director appointment would have been if the event were unanticipated. Comparison of such CARs across subsamples by CEO involvement status should therefore be purged of bias arising from anticipation of appointments by investors.

The two-stage CARs, reported in Panel B of Table VI, provide strong support for the proposition that differences in market model CARs across subsamples sorted by CEO involvement are not caused by anticipation bias. The magnitude and significance of the results for independent appointees widens for the two-stage CARs compared to their market model counterparts. The inferences for appointments of gray and inside directors from market model CARs are similarly robust to the two-stage procedure. We recognize potential limitations of the two-stage CAR analysis. To the extent that the

[4] A similar approach to account for prior anticipation appears in Bhagat and Jeffries (1991) in the context of antitakeover amendments and in Chaplinsky and Hansen (1993), who examine debt issues.

first-stage models of board appointments are incorrectly specified, the probabilities of various types of appointments will be measured with error, reducing the precision of our second-stage tests. Though we have no reason to expect that the first-stage models are biased, we experiment with numerous alternative specifications and obtain very similar results. Nonetheless, the two-stage CARs need to be interpreted with caution, and we report them primarily as a robustness check.

B. *Multivariate Analysis*

We conduct a multivariate analysis of market model CARs for announcements of independent appointments in Table VII. The regressions control for CEOs near retirement age to proxy for the market's prior anticipation of CEO retirement. Additional control variables include indicators for the type of director replaced (if any), firm size, performance, indicator variables for appointees' regular occupations, the number of other directorships held, and its square. Consistent with the univariate results, the CEO involvement indicator has a negative and statistically significant estimated association with investor reactions to independent board appointments. The coefficient estimate indicates that CARs are approximately 1.2 percent lower in these cases.

As discussed above, the CARs for independent outside appointments may be confounded by the additional news conveyed about the likelihood of CEO turnover, which may be viewed particularly negatively when the CEO is involved. To evaluate this possibility, we include interaction terms with CEO involvement and two variables that proxy for the market's prior anticipation of CEO retirement: the indicator for CEOs at expected retirement age and the ROA variable for prior performance. As shown in the second column of Table VII, interactions between these variables and CEO involvement are not significantly related to CARs, and the coefficient on the CEO involvement variable is robust to their inclusion in the model. Thus, the association between CEO involvement and the stock-price reaction to independent director appointments does not appear to be driven by investors' expectations regarding CEO turnover.

In the third and fourth columns of Table VII, we present regression analysis of two-stage CARs calculated as described in the univariate analysis above. As was the case in Table VI, our results appear to strengthen after applying this adjustment to control for the ex ante expectation of an independent director appointment.

IV. Other Directorships and Stock Ownership of Independent Appointees

Independent directors who have reputations as effective monitors might be recruited to serve on many boards, and researchers have therefore used the number of additional board seats as a measure of an individual director's quality. Kaplan and Reishus (1990), Gilson (1990), and Shivdasani (1993) present evidence supporting the idea that the number of directorships may serve as an indicator of director reputation. However, institutional investors and shareholder activists have recently questioned the effectiveness of directors who serve on many boards. According to such criticisms, additional directorships may reduce an individual's monitoring capability as their available time is spread thin. Some support for this view is found by Core, Holthausen, and Larcker (1999), who define directors to be "busy" if they serve on three or more other boards if they are employed, and six or more boards if they are retired. Core et al. find that the presence of busy directors is positively associated with measures of excess CEO compensation, suggesting that such directors are less likely to engage in significant managerial monitoring than other directors who serve on fewer boards.

We investigate potential differences in the reputation of appointees by studying the number of additional directorships held. Estimates of the association between CEO involvement and independent appointees' other board seats appear in the first two columns of Table VIII. Control variables are similar to those used in our other models. We also include indicator variables for whether the new appointee is a current or former CEO of another firm, because such persons are often in high demand as outside board members. The first column of Table VIII presents a Poisson maximum likelihood model of the number of other board seats held by independent appointees. The model estimates indicate that involved CEOs are more likely to appoint directors who serve on a large number of other boards. The second column presents a logit model of whether a new independent director fits the "busy" definition of Core et al. (1999). We find a positive association between "busy" appointments and CEO involvement, significant at the 5 percent level. If one believes that too many board seats indicate a director who is an indifferent or overtaxed monitor of top management, as suggested by investor activists, then the data are consistent with an association between less valuable appointments and CEO involvement. Given that the optimal number of directorships is an unresolved issue, however, such an interpretation should be viewed with caution.

We study the stock ownership of new independent directors, with the premise that appointees with high stock ownership have stronger incentives to monitor the CEO. However, appointments of directors with large stock ownership may also indicate external control pressures. If CEO involvement is positively associated with poor corporate governance or CEO entrenchment, outside investors may have incentives to purchase large amounts of stock and seek board representation with the hope of instituting reforms (Shleifer and Vishny (1986)).

The right column of Table VIII presents Tobit estimates for a model with the dependent variable equal to the fraction of outstanding shares held by new independent directors. According to the first proxy statement filed after their election or nomination, new independent outside directors generally own very little stock, with 68 percent of our sample holding 1,000 shares or fewer and 25 percent owning no shares at all; the Tobit specification accommodates this high incidence of zero ownership. The coefficient estimate for

Table VII

Multivariate Analysis of Cumulative Abnormal Returns for Independent Appointments

Ordinary least squares regression estimates of the three-day cumulative return (CAR) associated with announcements of independent director appointments to the board. The sample includes independent director appointments by *Fortune 500* firms, except for private, financial, and utility companies, during the 1994–1996 period. Observations are excluded from the analysis if multiple appointments are announced on the same day. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Boards are classified as independent if independent directors constitute a majority of the board. The involved CEO variable equals one if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Two-stage CARs are computed by weighting the market model CARs by the reciprocal of $(1 - p)$, where p is the probability of director appointments of a given type, estimated as a function of CEO involvement, indicator variables for CEO retirement age, independent board, type of director replacement, firm size, and industry-adjusted return of assets (ROA). Data on ownership structure, board composition, and director characteristics are obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code.

Explanatory Variables	Market Model CARs				Two-Stage CARs			
	Estimate	p-value	Estimate	p-value	Estimate	p-value	Estimate	p-value
Intercept	−0.010	0.54	−0.012	0.46	−0.003	0.97	−0.008	0.93
Involved CEO	−0.0122	0.00	−0.010	0.04	−0.060	0.00	−0.056	0.03
Involved CEO × ROA			−0.045	0.18			−0.174	0.32
CEO at retirement age (age 62 to 66)	−0.009	0.08	−0.010	0.11	−0.031	0.23	−0.049	0.13
CEO at retirement age and CEO involved			0.002	0.82			0.045	0.42
Independent board	−0.002	0.66	−0.002	0.58	−0.006	0.76	−0.008	0.69
Inside director replaced	0.004	0.50	0.004	0.53	0.014	0.67	0.013	0.69
Gray outside director replaced	0.013	0.09	0.013	0.07	0.032	0.40	0.035	0.36
Independent outside director replaced	0.004	0.27	0.004	0.28	0.018	0.41	0.016	0.45
Executive	−0.003	0.61	−0.003	0.68	0.012	0.74	0.013	0.72
Academic	−0.006	0.48	−0.005	0.56	−0.019	0.67	−0.014	0.74
Lawyer	0.001	0.89	0.002	0.84	0.040	0.47	0.042	0.45
Commercial banker	−0.005	0.70	−0.003	0.80	0.017	0.80	0.022	0.74
Investment banker	−0.004	0.74	−0.003	0.80	0.002	0.97	0.005	0.94
Retired professional	−0.001	0.87	0.000	0.98	0.007	0.87	0.013	0.77
Consultant	−0.006	0.64	−0.006	0.63	0.004	0.95	0.004	0.95
Additional outside directorships	0.001	0.52	0.001	0.62	0.010	0.42	0.008	0.49
Additional outside directorships squared	−0.000	0.59	−0.000	0.75	−0.001	0.63	−0.000	0.76
Equity ownership of appointee (%)	0.014	0.88	0.026	0.77	0.316	0.50	0.390	0.41
Firm size (log of total assets)	0.002	0.35	0.002	0.32	0.000	0.97	0.001	0.93
ROA	−0.011	0.52	0.007	0.75	−0.088	0.31	−0.018	0.87
R^2	0.07		0.07		0.05		0.06	
Number of observations	370		370		370		370	

Table VIII

Multivariate Analysis of Ownership and Directorships of Independent Appointees

Regression estimates of the number of additional outside directorships held and the equity ownership of independent director appointees. The sample includes all independent director appointments by *Fortune 500* firms, except for private, financial, and utility companies, during the 1994–1996 period. Inside directors are current employees of the firm. Nonemployee directors who are retired employees, are relatives of the CEO, have business ties to the firm, or have interlocking directorships with the CEO are classified as gray. All other appointees are classified as independent. Boards are classified as independent if independent directors constitute a majority of the board. Appointees are considered to be "busy" if they are employed and serve on three or more boards, or if they are retired and serve on six or more boards. The involved CEO variable equals 1 if the CEO is a member of the board of directors nominating committee, or if no nominating committee exists and new directors are nominated by the entire board. Data on ownership structure, board composition, and director characteristics are obtained from proxy statements, and financial data are from COMPUSTAT. ROA is computed as the ratio of earnings before interest and taxes to total assets net of the median for all firms in the same two-digit SIC code. *p*-values appear below each estimate in parentheses.

Explanatory Variables	Number of Outside Directorships (Poisson)	Appointee Is a "Busy" Director (Logit)	Appointee's Ownership (%) (Tobit)
Intercept	−0.20	−3.04	0.12
	(0.40)	(0.00)	(0.80)
Involved CEO	0.13	0.39	0.02
	(0.03)	(0.05)	(0.13)
CEO at retirement age (indicator	−0.08	−0.22	−0.01
variable, CEO aged 62 to 66)	(0.36)	(0.43)	(0.46)
Independent board	0.00	0.11	−0.01
(indicator variable)	(0.95)	(0.57)	(0.52)
Inside director replaced	−0.05	−0.47	0.00
(indicator variable)	(0.65)	(0.17)	(0.83)
Gray outside director	0.17	−0.01	0.00
replaced (indicator variable)	(0.14)	(0.98)	(0.93)
Independent outside director	0.17	−0.07	0.03
replaced (indicator variable)	(0.01)	(0.73)	(0.01)
Firm size (log of total assets)	0.09	0.20	−0.00
	(0.00)	(0.02)	(0.37)
ROA	0.04	0.09	−0.04
	(0.89)	(0.92)	(0.40)
Appointee is CEO in another firm	0.17	0.85	−0.01
	(0.00)	(0.00)	(0.20)
Appointee is a former CEO in	0.55	2.19	−0.02
another firm	(0.00)	(0.00)	(0.45)
Pseudo R^2	0.02	0.07	0.04
Number of observations	650	650	650

the CEO involvement variable in this model is positive but lacks statistical significance. In unreported tests, we also estimate logit models of the probability that appointees have ownership stakes of 0.1 percent, one percent, and five percent, under the premise that such major stockholder-director appointments are more likely to represent external control pressures. These tests also do not suggest significant differences in equity ownership by appointees across CEO involvement status.

V. Changes in CEO Involvement Status

Evidence presented above suggests that when CEOs are involved in director selection, companies choose new directors who are less likely to monitor aggressively. This raises the question of why such involvement is widely observed. The evident importance of board characteristics in determining whether the CEO is involved suggests that it is not a straightforward device for CEO entrenchment. Rather, involved CEOs' recruitment of more gray and fewer independent directors might be expected by the board but still tolerated if some CEOs "earn" the right to choose their own monitors due to superior long-term performance, high personal stock ownership, membership in the company's founding family, or other personal or company attributes. We find that CEOs hired from outside the firm are also more likely to have influence over director selection, an outcome probably anticipated by the boards who elect those CEOs. A question that deserves further attention is under what circumstances CEO influence over director selection represents an optimal governance arrangement.

If those instances of CEO involvement that we observe in our sample represent optimal governance arrangements for certain classes of companies, we might expect them to persist in those firms over time. The overall trend for our sample is clearly toward less CEO involvement. Of our 341 companies, 39 changed the CEO's involvement status during our three-year sample period, and a large majority (32 of the 39) shifted an involved CEO to uninvolved status. Changes in CEO status from involved to uninvolved occurred contemporaneously with episodes of CEO turnover in 11 of the 32 cases. The 34.4 percent frequency of CEO turnover in this subsample is significantly greater than the 6.8 percent rate of CEO turnover for the remaining firms where CEO involvement does not change. This supports arguments advanced by Hermalin and Weisbach (1998) that CEOs acquire power in director selection over time. Thus, newly appointed CEOs should be less likely to have involvement status. However, a large fraction of changes in involvement status also occurs in the absence of CEO turnover. We read news stories and proxy statements to understand other reasons for changes in CEO involvement. Public disclosures of such changes are rare, and only one company, the scandal-plagued Archer Daniels Midland, made a public announcement of the shift of its CEO's involvement status. In four other instances, proxy statements around the time of the change contained shareholder resolutions expressing dissatisfaction with the quality or composition of the board but not directly addressing the issue of the CEO's power to select new directors. Thus, for some firms, changes in CEO involvement status appear to be the result of control changes or external pressure, but such forces do not appear to account for all changes.

VI. Conclusions

This paper investigates the role of the CEO in the director selection process. Our study is motivated by growing interest in director selection among institutional investors and other corporate governance activists, as well as recent theoretical work modeling the balance of power between the CEO and the rest of the board (Hermalin and Weisbach (1998)).

We find evidence consistent with the proposition that firms select directors less likely to monitor aggressively when CEOs are involved in the process. Companies are more likely to appoint gray outside directors who have conflicts of interest and less likely to appoint independent outsiders under these conditions, and also are less likely to make pivotal appointments that give the board a majority of independent outsiders. Stock price reactions to independent director appointments are significantly lower when the CEO is involved in director selection, and independent appointees are more likely to fit the "busy" definition of Core et al. (1999). A possible interpretation of this evidence is that influence in the director selection process is a mechanism used by powerful CEOs to curb the performance pressures that arise from monitoring by the board. More broadly, our results illuminate how the influence of the CEO serves as an important determinant of the governance structure of firms.

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Corporate Governance Policies

Council of Institutional Investors

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.

2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See explanatory notes.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

    a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the

outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;

c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.

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POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is

to reduce accountability to shareholders.

3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
4. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
5. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection and evaluation.
6. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
7. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
8. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.
2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not rely exclusively on information provided to them by the CEO to do their jobs.
4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual

and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

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EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

> NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:
>
> -- independence is critical to a properly functioning board,
>
> -- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
>
> -- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,
>
> -- while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

> (a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

(c) is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

> -- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,
>
> -- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed

exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a *direct* beneficiary of *any* donations to such an organization.

(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/26/01

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American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

RECEIVED OFFICE OF CHIEF COUNSEL CORPORATION FINANCE 02 JAN 18 PM 12:59

January 17, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Murphy Oil Corporation to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a non-binding shareholder proposal (the "Proposal") to Murphy Oil Corporation ("Murphy Oil" or the "Company"). The Proposal asks Murphy Oil to adopt a policy that all members of the executive compensation and nominating committee (the "Committee") of Murphy Oil's board of directors (the "Board") shall be independent, as defined in the Proposal. The Proposal also provides that compliance is excused if the Board does not contain a number of independent directors equal to the number of directors required to constitute the Committee.

In a letter to the Commission dated December 21, 2001 (the "No-Action Request"), Murphy Oil stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders and sought assurance from the Staff that no enforcement action would be taken as a result of such exclusion. Murphy Oil argues that the Proposal is excludable under Rule 14a-8(i)(6), permitting exclusion of proposals which the company lacks the power to implement, because neither the Company nor the Board can ensure that sufficient independent directors will be elected to satisfy the policy requested in the Proposal. This argument fails to account for the fact that the Proposal explicitly provides for a mechanism excusing compliance when an insufficient number of independent directors are elected by shareholders.

Second, Murphy Oil characterizes several statements in the Proposal's supporting statement as excessively vague, false or misleading, and urges that they require exclusion of the Proposal pursuant to Rule 14a-8(i)(3). In the main, those contentions are meritless; however, the Fund is amenable to making the change described below if the Staff deems it necessary. Finally, Murphy Oil contends that the independence requirement contained in the Proposal is a matter relating to the Company's ordinary business operations. As discussed more fully below, director qualifications like the one suggested in the Proposal fall outside the ambit of ordinary business. They are also a matter on which shareholders are well-suited to opine, since directors are elected by shareholders to act on their behalf.

Beyond the Company's Power to Implement

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company "would lack the power or authority to implement the proposal." In a line of no-action letters, the Staff has allowed companies to omit certain proposals imposing director qualifications on the ground that neither a company nor its board has the power to ensure that directors satisfying the requirements are elected. Murphy Oil argues that these precedents compel the conclusion that the Proposal is excludable. However, an examination of both the prior letters and the Proposal demonstrate that those letters do not apply to the Proposal.

The earliest no-action letters cited by Murphy Oil dealt with proposals seeking specialized representation on the board or a board committee. For example, in American Telephone & Telegraph Co. (available Dec. 13, 1985), the proposal requested that at least one member of the board be a "worker-shareholder or retired employee of AT&T." Similarly, in Ameritech Corporation (available Dec. 29, 1994), the proposal sought the establishment of a "Pension Investment Committee" of the board whose chairman would be required to be "(1) a qualified retired employee of the Company; (2) a participant in the Company's pension plan; and (3) not . . . a former officer of the Company." In both cases, the Staff concurred with the company's objection that it could not ensure that a person meeting the requirements of the proposal would be elected or willing to serve.

More recently, the Staff extended this reasoning to independence requirements. In The Boeing Company (available Feb. 22, 1999), the proposal asked for a policy that only "independent committed directors" could serve on key committees--the audit, compensation and nominating committees. The company noted that under the definition set forth in the proposal, all but three of its thirteen directors would be disqualified from service on key committees. The company argued that it lacked the power to implement the proposal because neither it nor the board could guarantee the election of a sufficient number of independent committed directors to fill the key committees. The Staff agreed, stating, "In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The same argument prevailed in PG&E Corporation (available Jan. 22, 2001), Bank of America Corporation (available Feb. 20, 2001), and Mattel, Inc. (available Mar. 21, 2001), all of which involved similar proposals.

To remedy the problem identified in these letters, the Proposal includes an "escape clause," which provides that noncompliance with the independence policy shall be excused if there are not enough independent directors on the board to fill all of the Committee slots with directors satisfying the definition set forth in the Proposal. The escape clause deals head-on with the objections raised by Boeing, PG&E, Bank of America and Mattel and the Staff's reasoning in granting no-action relief; namely, that while boards can control committee appointments, they cannot control board elections.[1] In the event a shareholder-nominated slate with insufficient directors is elected, or even if Murphy Oil decides to nominate a slate that does not contain enough independent directors to satisfy the Proposal, the policy requested in the Proposal does not apply. Accordingly, the Proposal is not beyond Murphy Oil's power to implement and should not be excluded pursuant to Rule 14a-8(i)(6).

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements. Murphy Oil raises several issues under this exclusion.

Vagueness

First, Murphy Oil complains that the Proposal's independence standard is so vague as to make the Proposal impossible to understand or implement. Specifically, Murphy Oil points to the words "significant" and "relative," arguing that they are too vague and that this defect is fatal to the entire Proposal. Both "significant" and "relative" have commonly understood meanings that can serve as a starting point for the Board in implementing the Proposal and for shareholders in understanding what the Proposal would do if adopted. Further, both shareholders and the Company know that the Proposal is non-binding, giving the Board discretion regarding implementation. Such discretion is appropriate since the Board is in the best position to tailor a policy to Murphy Oil's business needs.

The Staff has rejected similar arguments made with respect to these terms used in proposals regarding board committee independence. In Advanced Micro Devices, Inc. (available Jan. 24, 1994), the proposal sought establishment of an independent nominating committee, and the company objected that the following terms used in the independence definition were excessively vague: "significant contributions," "significant customer or supplier," "relative," "management" and "affiliate." The Staff refused to grant no-action relief.

[1] It should be noted that the Fund respectfully disagrees with this reasoning but recognizes the necessity of drafting proposals so as not to run afoul of it. Although under state law, shareholders technically control the election of directors, the Fund believes that the reality at U.S. public corporations is quite the opposite. Absent a proxy contest, which is extremely rare, the incumbent board and management determine the slate of directors to be nominated, and shareholders merely ratify that choice through the voting process.

Likewise, in Archer-Daniels-Midland Company (available July 29, 1996), the proposal asked the company to require that a majority of the board be independent, as defined in the proposal. The company argued that the terms "employed," "executive capacity," customer," "supplier," "provider of professional services," "relative," and "management" were so vague that shareholders and the company would not know what implementation of the proposal would entail. The Staff disagreed, and no-action relief was not granted. The same result is appropriate here.

False or Misleading Statements

Murphy Oil urges that two statements in the Proposal's supporting statement are false or misleading, and should be excluded. First, Murphy Oil contends that the statement in the second paragraph of the supporting statement, "We believe that an independent nominating committee can help ensure that independent directors are nominated" is not adequately supported by the Shivdansani and Yermack study (the "Study") discussed in the same paragraph. Specifically, Murphy Oil complains that the Study defined an independent committee differently from the Proposal: The Study found that there was no independent nominating committee if there was no nominating committee at all or if the CEO served on the nominating committee, while the Proposal goes further and describes relationships (beyond being the CEO) that are incompatible with independence.

It is important to note that the statement to which Murphy Oil objects is already qualified as the Fund's opinion. The words "We believe" signal to shareholders that the proposition that follows is not a fact but rather a conclusion drawn by the Fund. The remainder of the paragraph provides the basis for the Fund's belief. The Fund believes, as the next sentence states, that the Study "offers support for" the proposition that an independent nominating committee with the composition suggested in the Proposal can help ensure that independent directors are nominated. Nowhere is it stated that the Study's definition is the same as the Proposal's. The discussion of the Study is accurate, since it discloses precisely how the Study defined an independent nominating committee, and shareholders can see that the definitions are not coextensive. Accordingly, neither any single statement nor the second paragraph of the supporting statement as a whole is false or misleading to shareholders.

Second, Murphy Oil points to a discrepancy between the Proposal's definition of independence and the definition promulgated by the Council of Institutional Investors ("CII"), which appears on the CII's web site. This was an inadvertent error on the part of the Fund, which intended to incorporate the CII definition in toto. To avoid confusion, the Fund is willing to change the sentence, "We believe that the independence definition proposed above, which was formulated by CII, identifies the kinds of relationships with a company or its senior management that may impair a director's ability to be objective" to "We believe that the independence definition proposed above, which is based on a definition formulated by CII, identifies the kinds of relationships with a company or its senior management that may impair a director's ability to be objective." The sentence as revised more accurately describes the relationship between the CII definition and the definition provided in the Proposal.

Ordinary Business

Finally, Murphy Oil claims that the Proposal's independence definition relates to the Company's ordinary business operations. According to the Commission's most recent release dealing with the ordinary business exclusion, "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018, at *20, 1998 SEC LEXIS 1001 (May 21, 1998).

Two considerations are central to the ordinary business exclusion. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. at *20. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Id. at *21.

Neither consideration weighs in favor of excluding the Proposal pursuant to Rule 14a-8(i)(7), as the Staff has found previously with respect to similar proposals. See Quality Systems, Inc. (available June 9, 1999) (independent board of directors); Philip Morris Companies Inc. (available Jan. 30, 1997) (restricting membership of compensation committee). The kinds of decisions the Staff has found to be inappropriate for shareholder involvement under this exclusion—those involving legal compliance, risk management and customer relations, to name a few—require a deep knowledge of a company's business operations which even informed shareholders cannot be expected to have acquired. Moreover, management often must make those decisions quickly, so canvassing shareholder opinion in a timely manner would be difficult.

Contrast those decisions with a decision regarding the extent to which a board committee should be composed of independent directors (and how independence should be defined). Such a determination is not a day-to-day task of management—indeed, it is within the board's purview—and it is not done expeditiously. To the contrary, such a decision is made infrequently, and, one would hope, after a deliberative process.

Nor is the Proposal's definition of independence an attempt to "micromanage" the Company. The independence standard is not too complex for shareholders to understand. The single concept behind it—disqualifying directors with certain kinds of relationships to the Company and its senior management from being considered independent—is simple enough, as are the kinds of relationships enumerated in the standard. In fact, the Commission's rules require companies to disclose information about a wide range of relationships between directors and director nominees, on the one hand, and companies, on the other. Murphy Oil's statement that the Board is in a better position to determine director qualifications than the shareholders who elect those directors grossly underestimates the ability of shareholders to understand and participate in corporate governance matters.

The Proposal would not, as Murphy Oil asserts, prevent it from making contributions to non-profit organizations with which a member of the Committee is involved. Murphy Oil cites a number of no-action letters standing for the proposition that the selection of charitable contributions is a matter relating to a company's ordinary business operations, which the Fund does not dispute. However, the Proposal in no way restricts Murphy Oil's ability to choose suppliers, customers, professional services providers or charitable organizations. The Proposal requires only that directors who are deemed not independent—whether because of charitable contributions, business relationships with the company, or other factors—not serve on the Committee. Accordingly, the Proposal does not implicate ordinary business matters.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5019.

Very truly yours,

Kathy Krieger
Associate General Counsel

cc: Marlene Alva
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Fax# 212-450-5760

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Murphy Oil Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board adopt a policy that all members of Murphy Oil's executive, compensation and nominating committee be independent, provided that compliance with the proposal is excused if the board does not contain the necessary number of independent directors required to constitute the committee.

We are unable to concur in your view that Murphy Oil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Delete the sentence that begins, "A 1999 study . . . " and ends " . . . that proposition"; and
- Revise the sentence that begins, "We believe that the independence . . . " and ends " . . . ability to be objective" to delete the phrase "which was formulated by CII."

Accordingly, unless the proponent provides Murphy Oil with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Murphy Oil omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Murphy Oil may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Murphy Oil may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that Murphy Oil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Murphy Oil may exclude the proposal under rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor